UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

Commission file number 1-10853

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street, Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

McGriff, Seibels & Williams,
Inc. Employee 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Index

December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	3

Notes to Financial Statements	4-11

Supplemental Schedule*

Schedule H, line 4(i) - Schedule of Assets (Held At End of Year) at December 31, 2013	12-13

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ PricewaterhouseCoopers LLP

Charlotte, NC

June 30, 2014

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012

Assets
Investments, at fair value
BB&T Corporation common stock	$36,167	$-
Guaranteed interest accounts	-	1,179,438
Pooled separate accounts	-	65,189,390
Mutual funds	82,009,930	-
Common/collective trusts	256,103	-
Self-directed investments	324,783	-
Cash and cash equivalents	197	-
Associate insured deposit account	1,366,195	-
Total investments, at fair value	83,993,375	66,368,828

Receivables:
Notes receivable from participants	1,296,979	1,423,877
Employer contributions	2,328,308	2,772,982

Adjustments from fair value to contract value for fully benefit responsive investment contracts	-	1,587

Net assets available for benefits	$87,618,662	$70,567,274

The accompanying notes are an integral part of these financial statements.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$7,316
Dividends	2,502,345
Net appreciation in fair value of investments	10,838,487
Net investment income	13,348,148

Interest on notes receivable from participants	74,217

Contributions
Employer	3,009,205
Employee	5,370,155
Rollovers	910,419
Total contributions	9,289,779
Total additions	22,712,144

Benefits paid to participants	(5,660,066)
Administrative expenses	(690)
Total deductions	(5,660,756)

Net increase	17,051,388

Net assets available for benefits
Beginning of year	70,567,274
End of year	$87,618,662

The accompanying notes are an integral part of these financial statements.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.   Description of the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

The following description of the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to qualifying employees of McGriff, Seibels & Williams, Inc. The Plan, which was established effective January 1, 2000, was amended and restated as of October 1, 2013. As of this restatement date, BB&T Corporation (the “Corporation” or “BB&T”) became the Plan Sponsor and the Board of Directors (“Board”) became responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan Agreement, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation

The Plan covers all employees of McGriff, Seibels & Williams, Inc. who meet age and service requirements. Prior to October 1, 2013, employees were eligible to participate by making salary reduction contributions and receive matching contributions after six months of service. Effective October 1, 2013, employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions

Prior to October 1, 2013, participants could elect to contribute up to 100% of their annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Effective October 1, 2013, participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan Agreement, on a pre-tax basis subject to the IRC limitations. In addition, the Plan has a Roth feature that allows for after-tax contributions. Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions up to $5,500. The Corporation matches dollar-for-dollar up to 3 percent of compensation that a participant contributes to the Plan and fifty percent of deferrals between 3 percent and 5 percent of compensation that a participant contributes to the Plan. Effective October 1, 2013, the Plan Sponsor may make discretionary profit sharing contributions at the discretion of the Board. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting

Participants are vested immediately in their contributions, employer contributions and actual earnings allocated to their account.

Notes Receivable from Participants

Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service (“IRS”)) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is determined in accordance with Plan provisions. Principal and

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Notes to Financial Statements

December 31, 2013 and 2012

interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits

Prior to October 1, 2013, upon retirement, death, disability, hardship, or their termination of employment, a participant may have elected to receive the entire amount of his/her account in a lump sum payment. Effective October 1, 2013, upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect monthly installment payments to occur over a period not to exceed fifteen years. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts

Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, discretionary profit sharing contributions, earnings (losses) on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. Allocation of the discretionary profit sharing contribution is on a pro-rata basis based on the participants’ compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 9). Investment-related fees are included in net appreciation of fair value of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Agreement.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among various investment options. Prior to October 1, 2013, participants could choose from pooled separate accounts and guaranteed interest accounts. Effective October 1, 2013, participant-directed options include mutual funds, BB&T Corporation Stock, a common/collective trust, and an Associate Insured Deposit Account, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 6 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive interest accounts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The John Hancock guaranteed interest accounts are fully benefit-responsive. As such, the Statements of Net Assets Available for Benefits presents them at fair value, based on information provided by the trust regarding the underlying investments, as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Interest rates for the guaranteed interest accounts were updated monthly. At December 31, 2012, the guaranteed interest accounts earned interest ranging from 0.1% to 0.4%.

FASB ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 7.

Payment of Benefits

Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.   New Accounting Pronouncements

In April 2013, the FASB issued Accounting Standards Update No. 2013-07, “Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting” (“ASU 2013-07”). ASU 2013-07 will require an entity to use the liquidation basis of accounting if liquidation is imminent. Liquidation will be considered “Imminent” when (1) a liquidation plan has been approved by those with the authority to do so and the chance of the plan being blocked by other parties is remote or (2) a liquidation plan is imposed by other forces (e.g., involuntary bankruptcy). ASU 2013-07 is effective prospectively for interim or annual periods beginning on or after December 15, 2013. Plan management does not expect this guidance to have an impact on the Plan’s financial statements.

In June 2013, the FASB issued Accounting Standards Update No. 2013-08, ”Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 clarifies the characteristics of an investment company

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

and provides comprehensive guidance for assessing whether an entity is an investment company and for the measurement of non-controlling ownership interests in other investment companies. ASU 2013-08 is effective prospectively for interim or annual periods beginning on or after December 15, 2013. Plan management does not expect this guidance to have an impact on the Plan’s financial statements.

4.   Associate Insured Deposit Account

Effective October 1, 2013, participants could select the Associate Insured Deposit Account as an investment option. The Associate Insured Deposit Account is a deposit account with the Plan Sponsor.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield as of the 30th day of each month plus fifty basis points. The crediting interest rates for the period from October 1, 2013 to December 31, 2013 ranged from 0.60 percent to 0.63 percent and the average yield rate was 0.61 percent.

5.   Investments

The following table presents the fair value investments that represent five percent or more of the Plan's net assets in one or both years:

	2013	2012

Federated Investors Federated Treasury Obligations Fund	$6,802,281	$-
Fidelity Contrafund	7,024,543	-
Vanguard Institutional Index Fund	9,872,902	-
T. Rowe Price Retirement 2015 Fund	11,817,859	-
T. Rowe Price Retirement 2030 Fund	13,778,310	-
T. Rowe Price Retirement 2055 Fund	7,172,069	-
John Hancock Investments Lifestyle Aggressive Fund	-	5,785,305
John Hancock Investments Lifestyle Balanced Fund	-	8,772,330
John Hancock Investments Lifestyle Growth Fund	-	10,975,307
John Hancock Investments Money Market Fund	-	5,683,497

During 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

BB&T Corporation common stock	$3,403
Pooled separate accounts	9,526,031
Self-directed investments	6,772
Mutual funds	1,301,884
Common/Collective Trust	397
$10,838,487

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

6.   Fair Value of Financial Instruments

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants.

Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds and common stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock, which are traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the Associate Insured Deposit Account, a common/collective trust and pooled separate accounts.

The Associate Insured Deposit Account is carried at amortized cost, which approximates fair value. Refer to Note 4 for detailed disclosures related to Plan investment in the Associate Insured Deposit Account.

The fair value of the common/collective trust is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participants’ transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The fair value of the units in pooled separate accounts is based on the estimated unit value of the underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided to the trustee, is used as a practical expedient to estimate fair value. The pooled separate accounts are comprised of underlying securities that can be valued on active markets.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data.

Guaranteed interest accounts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. Because the participants transact at contract value, fair value is determined annually for financial statements reporting purposes only. In determining the reasonableness of the methodology, Plan management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Unobservable inputs are assessed through review of contract terms or substantiated utilizing available market data. The guaranteed interest accounts are classified as Level 3 of the valuation hierarchy.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

      Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2013
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$36,167	$36,167	$-	$-
Mutual funds:
Money Market Funds	6,802,281	6,802,281	-	-
Stock Funds	23,613,479	23,613,479	-	-
Index Funds	10,760,718	10,760,718	-	-
Fixed Income Funds	2,867,650	2,867,650	-	-
Life Cycle Funds	37,965,802	37,965,802	-	-
Total Mutual Funds	82,009,930	82,009,930	-	-

Common/Collective Trust	256,103	-	256,103	-

Self-directed investments:
Common Stock	293,402	293,402	-	-
Mutual funds	31,381	31,381	-	-
	324,783	324,783	-	-

Associate Insured Deposit Account	1,366,195	-	1,366,195	-
Total Investments at fair value, excluding cash and cash equivalents	$83,993,178	$82,370,880	$1,622,298	$-

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2012
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts:
Money Market Funds	$433,387	$-	$433,387	$-
Stock Funds	54,004,549	-	54,004,549	-
Fixed Income Funds	3,996,256	-	3,996,256	-
Life Cycle Funds	3,045,144	-	3,045,144	-
Index Funds	3,710,054	-	3,710,054	-
	65,189,390	-	65,189,390	-

Guaranteed interest accounts	1,179,438	-	-	1,179,438
Total Investments at fair value, excluding cash and cash equivalents	$66,368,828	$-	$65,189,390	$1,179,438

The classification of amounts related to the pooled separate accounts at December 31, 2012 has been revised due to an error in classification. As a result of the revision, $65,189,390 was reclassified as Level 2 investment from Level 1. This revision had no impact on net assets available for benefits. Management has concluded that this revision is immaterial to the prior period financial statements.

There were no transfers between levels during 2013 and 2012.

The table below presents activity for the year ended December 31, 2013 for all Level 3 assets that are measured at fair value on a recurring basis:

Guaranteed interest accounts

Balance at January 1, 2013	$1,179,438
Purchases	164,127
Settlements	(1,343,565)
Balance at December 31, 2013	$-

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following table provides additional information about the significant unobservable inputs used in Level 3 fair value measurements:

Asset	Fair value of December 31, 2012	Valuation technique	Unobservable inputs	Range
Guaranteed interest accounts	$1,179,438	Discounted cash flow	Market comparable crediting interest rates (composite rate)	0.10% - 4.30%

			Duration	3-10 years

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013:

			Redemption	Redemption
	Fair	Unfunded	Frequency (if	Notice
December 31, 2013	Value	Commitments	currently eligible)	Period
Morley Capital Stable Value Fund (a)	$256,103	$-	Daily	30 days

December 31, 2012
Pooled separate accounts:
Money Market Funds (b)	433,387	-	Daily	n/a
Stock Funds ( c)	54,004,549	-	Daily	n/a
Fixed Income Funds (d)	3,996,256	-	Daily	n/a
Life Cycle Funds ( e)	3,045,144	-	Daily	n/a
Index Funds (f)	3,710,054	-	Daily	n/a

(a)	The Morley Stable Value Fund is a Collective Investment Trust maintained by Union Bond and Trust Company, the trustee. Morley Capital Management is the investment adviser. Both Union Bond and Trust Company and Morley Capital Management are wholly-owned subsidiaries of Morley Financial Services, which is a wholly owned
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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

subsidiary of the Principal Financial Group. The fund’s objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit responsive plan or participant payments. The fund invests in a diversified portfolio of Stable Value Investment Contracts issued by life insurance companies, banks and other financial institutions. The performance of these contracts may be predicated on underlying fixed income investments.

(b)	Fund assets are generally comprised of short-term (less than one year) securities representing high-quality, liquid debt and monetary instruments. A money market fund's purpose is to provide investors with a safe place to invest easily accessible, cash-equivalent assets.
(c)	Fund assets are generally in equity securities. The objective of a stock fund is long-term growth through capital gains, and dividend return.
(d)	Fund assets are generally securities that have set maturities and rates of interest. The total returns posted by these funds are largely determined by interest rates.
(e)	These Life Cycle funds seek to provide total return for investors retiring approximately at or near the target date as referenced in the respective fund name.
(f)	These Index funds typically try to achieve approximately the same return as a particular market index by primarily investing in the securities (stocks or bonds) of companies that are included in a selected index.

7.   Tax Status

Prior to October 1, 2013, the Plan had obtained an opinion letter dated March 31, 2008 that the prototype non-standardized plan was designed in compliance with the applicable requirements of the Internal Revenue Code. Effective with the plan restatement in October, 2013, the Plan was designed under the provisions of a non-standardized safe harbor profit-sharing prototype plan offered by Branch Banking & Trust Company, a subsidiary of the Corporation. The IRS has determined and informed Branch Banking & Trust Company by a letter dated March 31, 2008 that the prototype utilized by the Plan is designed in accordance with applicable sections of the IRC. Although a determination letter has not been received by the Plan and there have been amendments to the Plan since the determination and opinion letter dates, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

8.  Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

9.   Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $10,675,050 at December 31, 2013, a BB&T interest-bearing cash account of $197 at December 31, 2013, deposit account sponsored by the Corporation of $1,366,195 at December 31, 2013, and BB&T Corporation Common Stock of $36,167 at December 31, 2013. The Plan received cash dividends of $576,370 on its investments in BB&T-sponsored mutual funds during the period from October 1, 2013 to December 31, 2013, interest of $1,702 on the deposit account during the period from October 1, 2013 to December 31, 2013, and cash dividends of $35 on BB&T common stock investments during the period from October 1, 2013 to December 31, 2013.

Investments held in the Plan at December 31, 2012 include pooled separate accounts managed by and guaranteed interest accounts issued by the then custodian of the Plan, John Hancock Insurance Company.

The costs of administrative services rendered by the Corporation’s Trust Division for the period from October 1, 2013 to December 31, 2013 was $690. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues.

10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

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Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )		( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation		Common Stock	$36,167

*	Sterling Capital	Total Return Bond Fund	Mutual Fund	2,867,650
*	Sterling Capital	Large Cap Fund	Mutual Fund	552,576
*	Sterling Capital	Mid Value Fund	Mutual Fund	1,447,933
*	Sterling Capital	Small Value Fund	Mutual Fund	2,822,794
*	Sterling Capital	Special Opportunities Fund	Mutual Fund	802,387
*	Sterling Capital	Equity Income Fund	Mutual Fund	2,181,710
	Federated Investors	Federated Treasury Obligations Fund	Mutual Fund	6,802,281
	Fidelity	Contrafund	Mutual Fund	7,024,543
	Vanguard	Institutional Index Fund	Mutual Fund	9,872,902
	Vanguard	Total International Stock Index Fund	Mutual Fund	887,816
	Harbor	International Fund	Mutual Fund	3,359,708
	T. Rowe Price	Mid Cap Growth Fund	Mutual Fund	1,836,307
	T. Rowe Price	Retirement Income Fund	Mutual Fund	3,585,521
	T. Rowe Price	Retirement 2005 Fund	Mutual Fund	317
	T. Rowe Price	Retirement 2010 Fund	Mutual Fund	638,952
	T. Rowe Price	Retirement 2015 Fund	Mutual Fund	11,817,859
	T. Rowe Price	Retirement 2020 Fund	Mutual Fund	1,785,050
	T. Rowe Price	Retirement 2025 Fund	Mutual Fund	858,165
	T. Rowe Price	Retirement 2030 Fund	Mutual Fund	13,778,310
	T. Rowe Price	Retirement 2035 Fund	Mutual Fund	431,702
	T. Rowe Price	Retirement 2040 Fund	Mutual Fund	681,854
	T. Rowe Price	Retirement 2045 Fund	Mutual Fund	716,264
	T. Rowe Price	Retirement 2050 Fund	Mutual Fund	85,260
	T. Rowe Price	Retirement 2055 Fund	Mutual Fund	7,172,069
				82,009,930
	Morley Capital	Stable Value Fund	Common/Collective Trust	256,103
	Plan Participants		Self-directed investments	324,783
*	Plan Participants		Participant loans (4.25% to 5.25% due through October 2027)	1,296,979
*	BB&T Corporation		Cash and Cash Equivalents	197
*	BB&T Corporation		Associate Insured Deposit Account	1,366,195
				$85,290,354

*	Party in interest
	Cost is omitted because plan investments are participant-directed.

15

Return to Index

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

June 30, 2014

/s/ Steven L. Reeder

Senior Vice President & Benefits Manager